VIA EDGAR AND
OVERNIGHT DELIVERY
Ms. Hillary Daniels
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Lode-Star Mining Inc. /Application For Withdrawal of
Registration Statement on Form S-1 (File No. 333-213622)

Ladies and Gentlemen:

On November 7, 2016, Lode-Star Mining Inc., a Nevada corporation (the “Company”), filed amended Registration Statement No. 33-213622 on Form S-1/A (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) which was preceded by the Company’s filing with the Commission on September 14, 2016 of the initial Registration Statement on Form S-1.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Mark Walmesley CEO and President and CEO (281) 734-3690.

Sincerely,

LODE-STAR MINING INC

By:	/s/ Mark Walmesley
Mark Walmesley
CEO and President

cc:	James Lopez (Securities and Exchange Commission) John Reynolds (Securities and Exchange Commission)

phone : (281) 256-7101
e-mail : info@lode-starmining.com
website: www.lode-starmining.com